Exhibit (a)(5)(ii)



ROGERS WIRELESS ANNOUNCES RECEIPT OF COMPETITION ACT CLEARANCE FOR ACQUISITION OF MICROCELL

     TORONTO, Nov. 3 /CNW/ - Rogers Wireless Inc. ("RWI"), a wholly-owned subsidiary of Rogers Wireless Communications Inc., announced today that it has been advised by the Canadian Competition Bureau (the "Bureau") that the Bureau has cleared RWI's acquisition of the securities of Microcell Telecommunications Inc. ("Microcell"). Accordingly, all regulatory conditions in RWI's offers have been satisfied.

     On September 30, 2004, RWI mailed cash offers for all of the issued and outstanding Class A Restricted Voting Shares, Class B Non-Voting Shares, Warrants 2005 and Warrants 2008 of Microcell, at a price of C$35.00 per Class A share, C$35.00 per Class B share, C$15.79 per Warrant 2005 and C$15.01 per Warrant 2008.

     The offers expire at 5:00 p.m., Toronto time, on Friday, November 5, 2004. Rogers Wireless encourages Microcell securityholders to tender their securities before November 5, 2004.

     RWI may extend the offers. If the offers are extended, RWI will publicly announce the extension prior to 9:00 a.m. EST, on the next business day following the date the offers were scheduled to expire. RWI will provide a copy of the notice to the Toronto Stock Exchange and will advise the depositary to notify Microcell securityholders in writing.

     This press release is neither an offer to purchase nor a solicitation of an offer to sell securities of Microcell. Microcell's securityholders are advised to read the offering documents and the directors' circular regarding the offers referred to in this news release. The offering documents and the directors' circular contain important information, which should be read carefully before any decision is made with respect to the offers. The offering documents are available on the SEDAR website at www.sedar.com and on the U.S. Securities and Exchange Commission's website at www.sec.gov.

     About the Company: Rogers Wireless operates Canada's largest integrated wireless voice and data network, providing advanced voice and wireless data solutions to customers from coast to coast on its GSM/GPRS network, the world standard for wireless communications technology. The Company has approximately 4.1 million voice, data and messaging customers, and has offices in Canadian cities across the country. Rogers Wireless Inc. is a wholly-owned subsidiary of Rogers Wireless Communications Inc., which is approximately 89.3% owned by Rogers Communications Inc.

     Cautionary Statement Regarding Forward Looking Information: This news release includes certain forward looking statements that involve risks and uncertainties. We caution that actual future events will be affected by a number of factors, many of which are beyond our control, and therefore may vary substantially from what we


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currently foresee. We are under no obligation to (and expressly disclaim any such obligation to) update or alter any forward looking statements whether as a result of new information, future events or otherwise. Important additional information identifying risks and uncertainties is contained in our most recent Annual Reports and Annual Information Forms filed with the applicable Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

     For further information: Investment Community: Bruce M. Mann, (416) 935-3532, bruce.mann@rci.rogers.com; Eric Wright, (416) 935-3550, eric.wright@rci.rogers.com; Media: Heather Armstrong, (416) 935-6379, heather.armstrong@rci.rogers.com. Archived images on this organization are available through CNW E-Pix at http://www.newswire.ca. Images are free to members of The Canadian Press.